UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2024

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Other Events

On December 1, 2023, the Board of Directors of Guardforce AI Co., Limited (the “Company”) adopted an Amended and Restated Audit Committee Charter, Amended and Restated Corporate Governance Guidelines, and a Clawback Policy.

Copies of the Amended and Restated Audit Committee Charter, the Amended and Restated Corporate Governance Guidelines, and the Clawback Policy are filed as Exhibits 99.1, 99.2, and 99.3, respectively, to this Report on Form 6-K.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

Exhibits

Exhibit No.	Description
Exhibit 99.1	Guardforce AI Co., Limited Amended and Restated Audit Committee Charter adopted on December 1, 2023
Exhibit 99.2	Guardforce AI Co., Limited Amended and Restated Corporate Governance Guidelines adopted on December 1, 2023
Exhibit 99.3	Guardforce AI Co., Limited Clawback Policy adopted on December 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2024	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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